SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

10029604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48436

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackRock Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York (City) New York (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Greenberg 212-810-3578
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BlackRock Investments, LLC (the "Company") for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/26/10

Signature Date

Managing Director and Financial and Operations Principal

Title

Subscribed to before me this 26th day of February, 2010.

Notary Public

STEPHEN M. HART
NOTARY PUBLIC- State of New York
No. 01HA6166170
Qualified in New York County
Commission Expires 5/21/2011

BlackRock Investments, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

☒ Independent Auditors' Report.

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income.

☒ (d) Statement of Cash Flows.

☒ (e) Statement of Changes in Member's Equity.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of general Creditors (not applicable).

☒ Notes to Financial Statements.

☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

☐ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required).

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

☒ (l) An Affirmation.

☒ (m) A Copy of the SIPC Supplemental Report filed concurrently herewith as a separate document.

☒ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

BlackRock Investments, LLC
Financial Statements
and Supplemental Information

Year ended December 31, 2009

Contents

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Computation of Net Capital for Brokers-Dealers Pursuant to SEC Rule 15c3-1 Under the Securities Exchange Act of 1934 12
Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to SEC Rule 15c3-3 Under the Securities Exchange Act of 1934 13

Supplemental Report

Supplemental Report of Independent Auditors on Internal Control 14

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

The Board of Directors and Member of
BlackRock Investments, LLC
New York, New York

We have audited the accompanying statement of financial condition of BlackRock Investments, LLC (the "Company") as of December 31, 2009, and the related statements of income, cash flows, and changes in member's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BlackRock Investments, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Computation of Net Capital for Brokers-Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to Rule SEC 15c3-3 under the Securities Exchange Act of 1934 listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2010

BlackRock Investments, LLC

Statement of Financial Condition

December 31, 2009

(Dollar amounts in thousands)

Assets	
Cash and cash equivalents	$ 23,523
Due from related parties	36,786
Accounts receivable and other assets	562
Total assets	$ 60,871
Liabilities	
Due to related parties	$ 32,722
Accounts payable and accrued liablities	89
Other liabilities	11,444
Total liabilities	44,255
Member's Equity	16,616
Total liabilities and member's equity	$ 60,871

See accompanying notes to financial statements.

BlackRock Investments, LLC

Statement of Income

Year ended December 31, 2009

(Dollar amounts in thousands)

Revenue	
Administrative revenue from related parties	$ 5,104
Commissions	4,794
Distribution fees from related parties	704
Interest and dividend income	64
Total revenue	10,666
Expenses	
Commissions paid to other broker-dealers	8,193
Administrative expenses to related party	900
General and administrative expenses	284
Total expenses	9,377
Income before income taxes	1,289
Income tax expense	139
Net income attributable to BlackRock Investments, LLC	$ 1,150

See accompanying notes to financial statements.

BlackRock Investments, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2009

(Dollar amounts in thousands)

	Total Member's Equity
December 31, 2008	$ 30,466
Dividend to parent	(15,000)
Net income attributable to BlackRock Investments, LLC	1,150
December 31, 2009	$ 16,616

See accompanying notes to financial statements.

BlackRock Investments, LLC
Statement of Cash Flows
Year ended December 31, 2009
(Dollar amounts in thousands)

Cash flows from operating activities	
Net income attributable to BlackRock Investments, LLC	$1,150
Changes in operating assets and liabilities:	
Due from related parties	8,658
Accounts receivable and other assets	488
Accrued compensation and benefits	(3,443)
Accounts payable and accrued liabilities	(1,644)
Due to related parties	(2,047)
Other liabilities	1,953
Cash from operating activities	5,115
Cash flows from investing activities	
Transfer of goodwill and deferred tax assets to related party	593
Cash from investing activities	593
Cash flows from financing activities	
Dividend to parent	(15,000)
Cash from financing activities	(15,000)
Net decrease in cash and cash equivalents	(9,292)
Cash and cash equivalents, beginning of year	32,815
Cash and cash equivalents, end of year	$23,523
Supplemental cash flow information:	
Cash paid for income taxes	$724

See accompanying notes to financial statements.

BlackRock Investments, LLC
Notes to Financial Statements
December 31, 2009

1. Organization

BlackRock Investments, LLC ("BRIL" or the "Company"), a Delaware limited liability company. The Company is a wholly-owned subsidiary of BlackRock Financial Management ("BFM" or the "Parent"), which is a wholly owned indirect subsidiary of BlackRock, Inc. ("BlackRock" or "BRI"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is the distributor of various BlackRock sponsored mutual funds, primarily *BlackRock Funds, BlackRock Liquidity Funds* and *Cash Management Account Funds* (collectively, the "Funds").

On January 1, 2009, all employees of BRIL were transferred to BFM. The transferred employees were engaged in the marketing and sale of certain BlackRock sponsored liquidity funds.

The Company converted from a corporation to a single member limited liability company on April 1, 2009. Prior to this conversion, the Company was known as BlackRock Investments, Inc.

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with maturities, when purchased, of three months or less in which the Company is exposed to market and credit risk. Cash and cash equivalents are carried at either cost or amortized cost which approximates fair value due to their short term maturities. Money market funds which totaled approximately $11.6 million are valued through the use of quoted market prices (a Level 1 input), or $1 which is the net asset value of the fund.

2. Significant Accounting Policies (continued)

Revenue Recognition

Administrative revenues are based on the components of estimated market value of the services provided and are recognized in the period in which the services are performed.

The Company receives commissions on the sale of BlackRock open-end mutual fund shares. As the distributor of the Funds, the Company receives 12b-1 and service fees from the Funds and re-distributes to the ultimate selling dealers of the Funds. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") *Principal Agent Considerations* ("ASC 605-45"), the Company accounts for these fees net of outgoing dealer payments.

Commission revenue is recorded on the trade date.

Income Taxes

The Company's operations are included in the consolidated federal income tax return of BRI and its subsidiaries. In certain jurisdictions, BRIL files separate state and municipal income tax returns, and in other jurisdictions, BRIL's state and/or municipal income tax returns were consolidated with one or more BRI subsidiaries on a combined or unitary basis.

Prior to April 1, 2009, the Company prepared its provision for income taxes on a separate return method. Federal income taxes were computed as if the Company were a stand-alone filer. The Company filed state and/or municipal income tax returns which were consolidated with one or more BRI subsidiaries on a combined or unitary basis, BRIL's state and/or municipal income tax was based upon a share of the consolidated group's tax liability.

The provision for income taxes resulted in an effective tax rate of 10.78%, which differs from the federal statutory tax rate of 35%. The effective tax rate was lower than the federal statutory tax rate because of the reorganization that occurred on April 1, 2009.

The Company converted from a corporation to a single member limited liability company treated as a disregarded entity for federal tax purposes on April 1, 2009. BRI is individually liable for income taxes, if any, on the Company's net taxable income. Accordingly, no income tax provision has been recorded subsequent to April 1, 2009.

The Company has not recorded any unrecognized tax liabilities for the period ended December 31, 2009. Furthermore, BRI would be responsible for any uncertain tax positions.

2. Significant Accounting Policies (continued)

Subsequent Events

In May 2009, the FASB issued ASC 855-10, *Subsequent Events* ("ASC 855-10"), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855-10 is effective for interim or fiscal periods ending after June 15, 2009. The Company adopted ASC 855-10 on June 30, 2009. The adoption of ASC 855-10 did not materially impact the Company's financial statements. The adoption of ASC 855-10 did not materially impact the Company's financial statements. See Note 6, Subsequent Events, for further discussion.

The FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-1, *Amendments Based on SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162* ("ASU 2009-1"). ASU 2009-1 established the FASB ASC as the single source of authoritative GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature not included in the ASC will become nonauthoritative. ASU 2009-1 is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The Company adopted ASU 2009-1 on September 30, 2009. As ASU 2009-1 does not change GAAP, its adoption did not impact amounts recorded or disclosures required as part of the Company's financial statements.

3. Related Party Transactions

The Company has entered into a service agreement with a wholly owned subsidiary of BRI whereby the Company provides certain distribution services for a fee. The fee is 110% of actual expenses incurred. Fees earned by the Company during 2009 were $5.0 million and is included in administrative revenue from related parties of which $551 thousand is included within due from related parties.

The Company receives administrative fees for marketing of certain BlackRock sponsored liquidity funds and related administration services provided to the shareholders of those funds. These fees were based on the fair market value of services provided and were received from a variety of affiliated entities. These fees amounted to $63 thousand for the year ended December 31, 2009 and is included in administrative revenue from related parties.

The Company earns distribution fees from the Funds on sales of certain mutual fund share classes. Such fees amounted to $704 thousand for the year ended December 31, 2009.

An indirect wholly-owned subsidiary of BRI provides general and administration services to the Company. Charges for such services are based on actual usage or on defined formulas, which in management's view, resulted in reasonable allocations. During the year ended December 31, 2009 the Company incurred charges totaling $900 thousand pursuant to this arrangement, all of which are included in administrative expenses to related parties.

During 2009, as distributor of the Funds, the Company received from the Funds and paid out to a non-BRI controlled related party 12b-1 and service fees of approximately $188 million. As referenced in Note 2, these fees are recorded on a net basis. At December 31, 2009, approximately $33.4 million was due from Funds pursuant to this arrangement and $16.1 million and $7.0 million were payable to a non-BRI controlled related party and to an indirect wholly owned subsidiary of BRI, respectively. Included in due to related parties is $5.3 million payable to an indirect wholly owned subsidiary of BRI relating to certain end mutual fund commissions.

In addition, $8.4 million was payable to a non-BRI controlled related party, which would redistribute to pay third parties. The $8.4 million is included in other liabilities at December 31, 2009.

Due to related parties includes approximately $4.1 million owed to BFM for various payments made on behalf of the Company.

3. Related Party Transactions (continued)

An indirect wholly-owned subsidiary of BRI provides certain management related services to a non-BRI controlled related party. The Company acts as an intermediary and collects monies from the non-BRI controlled related party on behalf of the indirect wholly-owned subsidiary of BRI. At December 31, 2009, the Company has a receivable from the non-BRI controlled related party in the amount of $2.8 million.

As of December 31, 2009, outstanding amounts related to the above transactions are recorded in due to and due from related parties net where the legal right of offset exists.

In January 2009, in connection with the transfer of employees to BFM, goodwill of $500 thousand recorded on the books of BRIL was transferred to BFM. Management has concluded this transfer does not constitute a discontinued operation under ASC 420-10, *Exit or Disposal Cost Obligations* ("ASC 420-10").

4. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements can not be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any liability arising under these arrangements is remote. Consequently, no liability has been recorded on the statement of financial condition.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital SEC Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the Company maintain a minimum net capital requirement of $250 thousand. The Company calculated its net capital requirements using the alternative method under SEC Rule 15c3-1. At December 31, 2009, the Company's regulatory net capital of $4.2 million was $3.9 million in excess of this regulatory requirement.

6. Subsequent Events

The Company reviewed subsequent events occurring through the date that these financial statements were issued, and determined that no additional subsequent events occurred that would require accrual or additional disclosures.

BlackRock Investments, LLC
Computation of Net Capital for Brokers-Dealers
Pursuant to SEC Rule 15c3-1 Under the
Securities Exchange Act of 1934
December 31, 2009
(Dollar amounts in thousands)

Total member's equity	$16,616
Less: Non-allowable assets, net	12,185
Net capital before haircuts	4,431
Less: Haircuts on cash equivalents	232
Net capital	$4,199
Minimum capital required	$250
Capital in excess of minimum required	$3,949
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum capital requirement	$3,899

Note:

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Report (Form X-17A-5 Part II) filing as of December 31, 2009, as filed on January 26, 2010, as amended on February 25, 2010.

BlackRock Investments, LLC

Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to SEC Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2009

The Company is exempt from the provisions of the SEC Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

To the Board of Directors and Member of
BlackRock Investments, LLC
New York, New York

In planning and performing our audit of the financial statements of BlackRock Investments, LLC (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

BLACKROCK INVESTMENTS, LLC
(SEC. I.D. No. 8-48436)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.